Exhibit 99.9

UNITED UTILITIES PLC

NOTIFICATION RECEIVED OF INTEREST IN SHARES

11 JULY 2005

We received a notification on 8 July 2005, from Legal & General Group PLC notifying of its interest in 29,538,448 ordinary shares in United Utilities PLC amounting to 3.38% of the issued share capital.

The shares were registered in the names of the following holders:

Registered holder	Number of shares
HSBC Global Custody Nominee (UK) Ltd a/c 914945	323,214
HSBC Global Custody Nominee (UK) Ltd a/c 775245	3,402,910
HSBC Global Custody Nominee (UK) Ltd a/c 357206	21,891,529
HSBC Global Custody Nominee (UK) Ltd a/c 866203	1,250,433
HSBC Global Custody Nominee (UK) Ltd a/c 904332	160,100
HSBC Global Custody Nominee (UK) Ltd a/c 916681	45,222
HSBC Global Custody Nominee (UK) Ltd a/c 922437	4,188
HSBC Global Custody Nominees (UK) Ltd a/c 969995	593,600
HSBC Global Custody Nominee (UK) Ltd a/c 754612	567,000
HSBC Global Custody Nominee (UK) Ltd a/c 360509	1,300,252

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.